UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of July 2025
Commission File Number: 001-42186

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Change of Company Name
The Company hereby reports that it has changed its corporate name from BloomZ Inc. to Harrison Global Holdings Inc. effective July 9, 2025, as approved by a special resolution of its shareholders dated July 3, 2025, and certified by the Registrar of Companies of the Cayman Islands.
The name change is part of the Company broader strategic rebranding initiative and does not affect the rights of shareholders or the Company business operations.
The Company ticker symbol on the Nasdaq Capital Market remains unchanged as BLMZ.
A copy of the Certificate of Incorporation on Change of Name issued by the Cayman Islands Registrar of Companies is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX
Exhibit Number	Description
99.1	Certificate of Incorporation on Change of Name (Cayman Islands)


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: July 10, 2025